November 20, 2009
Via EDGAR
Ms. Anne Nguyen Parker
Mr. Douglas Brown
Division of Corporation Finance
United States Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549

Re:	Callon Petroleum Company Application on Form T-3 File No. 1-33614 Filed November 19, 2009
Dear Ms. Parker and Mr. Brown:
          On behalf of Callon Petroleum Company (“Callon” or the “Company”), we are submitting responses to the comments on the Company’s Application on Form T-3 filed November 19, 2009 (the “Application”) set forth in the letter from the staff (“Staff”) of the Securities and Exchange Commission dated November 20, 2009. In this letter, the Company has reproduced your comments in italics typeface and has made its responses in normal typeface. All modifications described below are set forth in Amendment No. 1 to the Application filed with the Securities and Exchange Commission on November 20, 2001 (with a filing date of November 21, 2001).We respectfully request that the Staff provide any further comments at its earliest convenience.
General
1.	We note your statement that “[you] intend[] to rely on Section 3(a)(9) of the Securities Act...” Given that you have commenced the exchange offer, please modify your disclosure to state that you have relied upon Section 3(a)(9) instead of stating your prospective reliance on Section 3(a)(9).
Response: We have modified the disclosure in the Application by replacing the sentence referenced above with the following: The Company has relied on Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”).

Ms. Anne Nguyen Parker
Mr. Douglas Brown
November 20, 2009

2.	In light of the fact you have commenced the exchange offer prior to the filing of this application for the qualification of indentures, please address the implication of a possible violation of Section 306 of the Trust indenture Act of 1939. To the extent a possible violation has occurred, provide disclosure acknowledging the possible violation and describe the reasons why a violation might have occurred. Also, discuss any risks associated with the possible violation of Section 306.
Response: The Company has added the following language under the section titled “Securities Act Exemption Applicable”:
Trust Indenture Act of 1939
     The Company hereby acknowledges that under Section 306(c) of the Trust Indenture Act of 1939, it shall be unlawful for any person, directly or indirectly, to make use of any means or instruments of transportation or communication in interstate commerce or of the mails to offer to sell through the use or medium of any prospectus or otherwise any security which is not registered under the Securities Act of 1933 and to which this subsection is applicable notwithstanding the provisions of section 304 of this title, unless such security has been or is to be issued under an indenture and an application for qualification has been filed as to such indenture, or while the application is the subject of a refusal order or stop order or (prior to qualification) any public proceeding or examination under Section 307(c) of the Trust Indenture Act. The failure to file an Application on a timely basis could result in an enforcement or other action by the SEC.
     The Company acknowledges that while the Confidential Offer to Exchange referenced the filing of this Application, the Application was not filed until after the Exchange was commenced. Upon notice that such filing had not been made, the Company extended the expiration of the Exchange to allow time to complete the qualification of the indenture for the Notes under the Trust Indenture Act. The Company represents that none of the Notes have been issued and covenants that none of the Notes will be issued prior to this Application being declared effective.
Other Obligors, page 8
3.	Each subsidiary guarantor identified in your Indenture is an “obligor” under Section 303(12) of the Trust Indenture Act. As such, if an application on Form T-3 is filed to

Ms. Anne Nguyen Parker
Mr. Douglas Brown
November 20, 2009

qualify an indenture for guaranteed debt, the primary obligor and each guarantor must file separate applications on Form T-3, and each guarantor must provide the information required by that Form. Please file a Form T-3 for each Subsidiary Guarantor. Refer to Section 303(12) of the Trust Indenture Act of 1939 and Compliance and Disclosure Interpretation 201.03 at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm
Response: The Company will file a Form T-3 for each Subsidiary Guarantor as set forth in Section 303(12) of the Trust Indenture Act of 1939.
          Should you or your Staff have any questions concerning the enclosed materials, please contact me at (713) 547-2235 (office) or (713) 553-6022 (cell).
Very truly yours,
/s/ Judithe H. Little

cc:	B. F. Weatherly Callon Petroleum Company